FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of January 11, 2005

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: January 11, 2005	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd. Suite 400, 534 - 17th Ave. S.W. Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about January 11, 2005

Item 3.	News Release

January 11, 2005, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces Hursthouse-1 Results

TAG Oil Ltd. (OTCBB: TAGOF), announced today that Hursthouse-1 (TAG Interest 12.5%), has been directionally drilled onshore Taranaki Basin, New Zealand, to a total depth of 1,818 meters measured depth. Reservoir quality sandstones with minor oil shows were intersected within both the Mt.Messenger Formation and Moki Formation, but electric logs have confirmed these sands to be water bearing. Consequently the well has been plugged and abandoned as a dry hole.

TAG Oil also announced that the Eltham 3-D seismic program located in PEP 38757, onshore Taranaki, has now completed all necessary permitting with no landowner objections.

Item 5.	Full Description of Material Change

Calgary, Alberta - January 11, 2005 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF), announced today that Hursthouse-1 (TAG Interest 12.5%), has been directionally drilled onshore Taranaki Basin, New Zealand, to a total depth of 1,818 meters measured depth. The well was drilled with partners Bridge Petroleum Limited (12.5%), Tap (New Zealand) Pty Ltd (25%), and Westech Energy New Zealand Limited (50%). Reservoir quality sandstones with minor oil shows were intersected within both the Mt.Messenger Formation and Moki Formation, but electric logs have confirmed these sands to be water bearing. Consequently the well has been plugged and abandoned as a dry hole. TAG Oil has now earned a 12.5% Participating Interest in a 6.09 km2 A.M.I. that includes portions of PEP 38745 and PEP 38732. The Company also earned an interest in full coverage high-fold 3-D seismic covering the A.M.I., and will be evaluating this for further prospects.

TAG Oil also announced that the Eltham 3-D seismic program located in PEP 38757, onshore Taranaki, has now completed all necessary permitting with no landowner objections. The company was granted a 100% interest and operatorship of this 7,280-acre Exploration Permit in December 2004 and plans to acquire the proprietary data in March 2005.

For more information on TAG Oil Ltd. contact Drew Cadenhead, President and CEO or Garth Johnson, CFO at 1-866-643-8145. To view TAG Oil's regulatory filings please visit www.sec.gov or www.sedar.com.

This material includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Certain risks and uncertainties inherent in the Company's business are set forth in the filings of the Company with the Securities and Exchange Commission.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 682-6496

Item 9.	Date of Report

January 11, 2005

"Garth Johnson" ______________________________ Garth Johnson, Corporate Secretary/Chief Financial Officer Place of Declaration: Vancouver, British Columbia